Filed by The Williams Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Williams Partners L.P.

Commission File No.: 001-32599

The following is a slide presentation made available on the websites of The Williams Companies, Inc. and Williams Partners L.P. on September 2, 2014 in connection with a presentation at the 2014 Barclays Capital CEO Energy-Power Conference scheduled for September 3, 2014.

Barclays CEO Energy-Power Conference

Alan Armstrong, Chief Executive Officer

September 3, 2014

Important Information

This document does not constitute an offer to buy or solicitation of an offer to sell any securities. This document contains information related to a proposal which The Williams Companies, Inc. has made for a business combination transaction of Williams Partners L.P. (“WPZ”) and Access Midstream Partners, L.P. (“ACMP”). In furtherance of this proposal and subject to future developments, ACMP may file a registration statement with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION

STATEMENT, AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by WPZ or ACMP through the website maintained by the SEC at http://www.sec.gov.

2 Barclays CEO Energy-Power Conference | 9/3/14

© 2014 The Williams Companies, Inc. All rights reserved.

Forward Looking Statements page 1 of 2

The reports, filings, and other public announcements of The Williams Companies, Inc. (Williams) and Williams Partners L.P. (WPZ) may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. Such statements are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We make these forward-looking statements in reliance on the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. You typically can identify forward-looking statements by various forms of words such as “anticipates,” “believes,” “seeks,” “could,” “may,” “should,” “continues,” “estimates,” “expects,” “forecasts,” “intends,” “might,” “proposed,” “goals,” “objectives,” “targets,” “planned,” “potential,” “projects,” “scheduled,” “will,” “assumes,” “guidance,” “outlook,” “in service date” or other similar expressions. These forward-looking statements are based on management’s beliefs and assumptions and on information currently available to management and include, among others, statements regarding:

The levels of dividends to Williams stockholders;

Expected levels of cash distributions by Access Midstream Partners, L.P. (“ACMP”) and WPZ with respect to general partner interests, incentive distribution rights, and limited partner interests;

Amounts and nature of future capital expenditures;

Expansion and growth of our business and operations;

Financial condition and liquidity;

Business strategy;

Cash flow from operations or results of operations;

Seasonality of certain business components

Natural gas, natural gas liquids, and olefins prices, supply, and demand; and

Demand for our service; and

The proposed merger of ACMP and WPZ (the Proposed Merger).

Forward-looking statements are based on numerous assumptions, uncertainties and risks that could cause future events or results to be materially different from those stated or implied in this presentation. Many of the factors that will determine these results are beyond our ability to control or predict. Specific factors that could cause actual results to differ from results contemplated by the forward-looking statements include, among others, the following:

Whether WPZ, ACMP, or the merged partnership will produce sufficient cash flows to provide the level of cash distributions we expect;

The structure, terms, timing and approval of the Proposed Merger, including as to be negotiated by the conflicts committees of ACMP and WPZ;

Whether Williams is able to pay current and expected levels of dividends;

Availability of supplies, market demand, and volatility of prices;

3 Barclays CEO Energy-Power Conference | 9/3/14

© 2014 The Williams Companies, Inc. All rights reserved.

Forward Looking Statements page 2 of 2

Inflation, interest rates, and fluctuation in foreign exchange rates and general economic conditions (including future disruptions and volatility in the global credit markets and the impact of these events on customers and suppliers);

The strength and financial resources of our competitors and the effects of competition;

Whether we are able to successfully identify, evaluate and execute investment opportunities;

Our ability to acquire new businesses and assets and successfully integrate those operations and assets, including ACMP’s business, into our existing businesses as well as successfully expand our facilities;

Development of alternative energy sources;

The impact of operational and developmental hazards and unforeseen interruptions;

The ability to recover expected insurance proceeds related to the Geismar plant;

Costs of, changes in, or the results of laws, government regulations (including safety and environmental regulations), environmental liabilities, litigation, and rate proceedings;

Williams’ costs and funding obligations for defined benefit pension plants and other postretirement benefit plans sponsored by its affiliates;

WPZ’s allocated costs for defined benefit pension plans and other postretirement benefit plans sponsored by its affiliates;

Changes in maintenance and construction costs;

Changes in the current geopolitical situation;

Exposure to the credit risk of our customers and counterparties;

Risks related to financing, including restrictions stemming from debt agreements, future changes in credit ratings and the availability and cost of capital;

The amount of cash distributions from and capital requirements of our investments and joint ventures in which we participate;

Risks associated with weather and natural phenomena, including climate conditions;

Acts of terrorism, including cybersecurity threats and related disruptions; and

Additional risks described in our filings with the Securities and Exchange Commission (SEC).

Given the uncertainties and risk factors that could cause our actual results to differ materially from those contained in any forward-looking statement, we caution investors not to unduly rely on our forward-looking statements. We disclaim any obligations to and do not intend to update the above list or announce publicly the result of any revisions to any of the forward-looking statements to reflect future events or developments.

In addition to causing our actual results to differ, the factors listed above may cause our intentions to change from those statements of intention set forth in this announcement. Such changes in our intentions may also cause our results to differ. We may change our intentions, at any time and without notice, based upon changes in such factors, our assumptions, or otherwise.

Investors are urged to closely consider the disclosures and risk factors in Williams’ and WPZ’s annual reports on Form 10-K filed with the SEC on Feb. 26, 2014, and each of our quarterly reports on Form 10-Q available from our offices or from our websites at www.williams.com and www.williamslp.com.

4 Barclays CEO Energy-Power Conference | 9/3/14

© 2014 The Williams Companies, Inc. All rights reserved.

Diverse, Large-Scale

Strategic Positions Delivering Value Today, Ongoing Growth

Marcellus-Utica Zoom-in View

Barclays CEO Energy-Power Conference | 9/3/14 © 2014 The Williams Companies, Inc. All rights reserved.

Marcellus-Utica Zoom-in View

5

We make energy happen.®

Williams' Value Chain Adds Significant Growth Foothold with ACMP Acquisition


Opportunities to extend services
ACMP adds depth in key growth foothold in value chain
>20% U.S. Dry-Gas Volumes Touch Our Systems
Transmission Pipelines and Storage
Market Hub
End User
Natural Gas
Wellhead (onshore and offshore)
Gas Gathering
Gas Processing Plants
Mixed Natural Gas Liquids
Fractionation Facilities
Multiple Products
Storage
Transmission Pipelines
Olefins Plant
Ethylene Propylene
Market Hub
End User
WPZ 11.0 Bcf/d
ACMP 7.8 Bcf/d
7 Bcf/d inlet
418 Mbbl/d
231 Mbbl/d
22 MMbbl
386 Mbbl/d
(lbs/year)
1,900 MM ethylene
815 MM propylene
395MM lbs ethylene storage
24 storage customers
7 exchange partners
475 Mbbl/d crude oil

Figures represent 100% capacity for operated assets, including those in which Williams, WPZ and ACMP have a share of ownership; NGL and derivatives storage includes capacity owned and under long-term lease; olefins-plant volumes are inclusive of Geismar, La., facility at full operation and expansion.

6 Barclays CEO Energy-Power Conference | 9/3/14
© 2014 The Williams Companies, Inc. All rights reserved.
Williams.

We Are Well Positioned to Benefit

from Supply Growth

NATURAL GAS – U.S. SUPPLY GROWTH (Bcf/d)

Direct

CAGR CAGR Ownership

3% 3%

120

’09-’13 ’14-’30

+17% +58%

100 +9.5 +39.8 Bcf/d Northeast

Bcf/d Rockies

80 San Juan

Gulf of Mexico

60 Fort Worth

Mid-Continent

40

Gulf Coast

20 Permian

West Coast

0 Alaska

2000 2005 2010 2015 2020 2025 2030

Source: Wood Mackenzie North America Gas Service. Note: Excludes Canadian import volumes of approximately 4.5 Bcf/d (at 2014 levels).

7 Barclays CEO Energy-Power Conference | 9/3/14 © 2014 The Williams Companies, Inc. All rights reserved.

Demand Shows Up in Response to Supply, Price;

105 Bcf/d on

Conservative 2% CAGR

U.S. GAS DEMAND

(Bcf/d)

CAGR

CAGR

2.5%

2%

120

’09-’13

’14-’30

+14%

+47%

100

Other

+8.5

+33.5 Bcf/d

Transport

Bcf/d

LNG Exports

80

Power

60

40 Industrial

20 Commercial

Residential

0

2000 2003 2006 2009 2012 2015 2018 2021 2024 2027 2030

Source: Wood Mackenzie North America Gas Service

8 Barclays CEO Energy-Power Conference | 9/3/14 © 2014 The Williams Companies, Inc. All rights reserved.

We make energy happen.®

Competitive Advantages Delivering Large-Scale Projects, Long-Term Value Creation

WEST

- Increased fee-based revenues to >80% of gross margins
- Extensive network of large-scale assets, well-positioned for NG supply growth
- Emerging demand growth in Pacific Northwest markets
- Prior large-scale investments still generating high returns in low NGL-margin environment

ATLANTIC-GULF

- Transco: Nation's largest and fastest-growing pipeline system with >50% capacity growth in the next 4 years; connecting best supplies to best markets
- Deepwater: Unique competitive advantages driving strong revenue growth; executing on large-scale projects

ACMP

- Leadership positions in nine unconventional U.S. basins
- Complementary position in world's largest shale play
- Attractive return, low-risk, fee-based business

NGL & PETCHEM SERVICES

- Connecting upstream supplies to new, growing downstream customers
- Bringing expanded Geismar plant online
- Growing unique Canadian business; Horizon, Syncrude, plus propane and proplyene

NE GATHERING & PROCESSING

- Expecting ~5 Bcf/d of capacity by 2015
- Ideally situated in world's largest shale play
- Strong, growing free cash flows on the horizon

9 Barclays CEO Energy-Power Conference | 9/3/14
© 2014 The Williams Companies, Inc. All rights reserved.

We make energy happen.®

Delivering Large-Scale Infrastructure to the Marcellus & Utica

MARCELLUS & UTICA SHALE OVERVIEW


Iroquois Pipeline
NY
Millennium Pipeline
Proposed Constitution Pipeline
Tennessee Pipeline
Leidy
Susquehanna
Supply Hub
OH
Laurel
Mountain
Area
PA
Proposed
Leidy SE
Transco Pipeline
NJ
MD
DE
WV
VA

Marcellus (wholly owned or operated)

- **Susquehanna Supply Hub (SSH) – 2015***
  3 Bcf/d takeaway capacity
- **Laurel Mountain Midstream (LMM) – 2015***
  ~700 MMcf/d gathering capacity
- **Ohio Valley Midstream (OVM) – 2015***
  0.9 Bcf/d processing capacity
  ~80 Mbpd fractionation/de-ethanization
- **Access Midstream Partners – 2015***
  3 Bcf/d estimated exit rate
- **Three Rivers Midstream (TRM)**
  248,000 dedicated acres

Utica (partially owned, non-operated)

- **Blue Racer Midstream – 2015***
  1.5 Bcf/d gathering capacity
  0.6 Bcf/d processing capacity
  ~126 Mbpd fractionation capacity
- **Access Midstream Partners – 2015***
  1 Bcf/d (operated) gathering exit rate
  1.1 Bcf/d processing capacity
  ~135 Mbpd fractionation capacity

- Represents estimated in-service dates and estimated capacity at respective year end.
- LMM, Blue Racer and Access Midstream Partners Utica are partially owned systems; amounts shown reflect 100%.

10 Barclays CEO Energy-Power Conference | 9/3/14
© 2014 The Williams Companies, Inc. All rights reserved.
Williams.

WPZ and ACMP: Large, Complementary Positions Serving the Best NE Marcellus Acreage

Gross Dedicated Acres

Laurel Mtn Midstream 500,000

ACMP – Marcellus 1,544,000

Ohio Valley Midstream 236,000

Susquehanna 150,000

Three Rivers JV 248,000

Total Marcellus 2,678,000

ACMP – Utica 1,631,000

Blue Racer JV—Utica >300,000

Total Utica >1,931,000

Total Marcellus + Utica >4,609,000

LMM, Blue Racer and Access Midstream Partners Utica are partially owned systems; amounts shown reflect 100%.

11 Barclays CEO Energy-Power Conference | 9/3/14 © 2014 The Williams Companies, Inc. All rights reserved.

WPZ and ACMP: Large, Complementary Positions Serving the Best SW Marcellus/Utica Acreage

LMM, Blue Racer and Access Midstream Partners Utica are partially owned systems; amounts shown reflect 100%.

Gross Dedicated Acres

Laurel Mtn Midstream 500,000

ACMP – Marcellus 1,544,000

Ohio Valley Midstream 236,000

Susquehanna 150,000

Three Rivers JV 248,000

Total Marcellus 2,678,000

ACMP – Utica 1,631,000

Blue Racer JV - Utica >300,000

Total Utica >1,931,000

Total Marcellus + Utica >4,609,000

12 Barclays CEO Energy-Power Conference | 9/3/14

© 2014 The Williams Companies, Inc. All rights reserved.

Transco: Nation’s Largest, Fastest Growing

Interstate Pipeline System

Garden State

NE Connector/

CAPITAL INVESTED PLACED Expansion Rockaway Lateral

INTO SERVICE ($B)

Leidy Atlantic

$4.8 Southeast Sunrise

2017

Constitution CPV

Woodbridge

Virginia Rock Springs

Southside Expansion

$1.6 2016 Hillabee Dalton Lateral

$1.3 2015 Phase 1

Mobile Bay

$0.3 2014 South III

Gulf Trace

Dates reflect expected in-service dates. The estimated project in-service dates assume timely receipt of all regulatory approvals.

Constitution expected in service late 2015 to 2016.

13 Barclays CEO Energy-Power Conference | 9/3/14 © 2014 The Williams Companies, Inc. All rights reserved.

Gas Pipeline Assets: Unprecedented Growth

with Fully Contracted Projects

CAPITAL INVESTMENT PLACED INTO SERVICE

($MM) MMdt/d

$4,000 16.5 18

2011-2014

$3,500

16 13 major

$3,000 projects

14 contracted

$2,500

10.8

$2,000 12

2014+

$1,500

10

pursuing

$1,000

7.7 $3-$4 billion

8 in additional

$500

projects

$0 6

2003 2005 2007 2009 2011 2013 2015 2017

Transco Gulfstream* Constitution* Capacity*

* Represents Williams’ ownership percentage. The estimated project in-service dates assume timely receipt of all regulatory approvals.

Constitution expected in service late 2015 to 2016.

14

Barclays CEO Energy-Power Conference | 9/3/14

© 2014 The Williams Companies, Inc. All rights reserved.

We make energy happen.®

Large-Scale, Deepwater Footprint Attracting High-Return Tiebacks


MS
FL
AL
LA
New Orleans
Mobile Bay Plant
WFS Platform
3rd Party Platform
Gas Pipelines
Oil Pipelines
Transco
3rd Party Pipeline
Anchor Prospect
Future Opportunities
MP-261A
Empire Terminal
Vicksburg
Guadalupe
Appomattox
Kodiak
Gettysburg
Raptor
Petersburg
Norphlet Play
Blind Faith
Tubular Bells
Rocky Mountain
Big Bend/Troubadour
Devils Tower
Vito
Taggart
Gunflint
Photo Finish
Refugio
Lower Tertiary
Mauna Kea

CONTRACTED:

- Gulfstar One – Tubular Bells (GS1) – expected online 3Q 2014
- Kodiak – tieback to Devils Tower – expected online 3Q 2015
- Gunflint – tieback to GS1 expected online 1Q 2016

POTENTIAL:

- Appomattox Development (Norphlet Play) – gas gathering, transportation, & processing online early 2019
- Taggart – tieback to Devils Tower – online 1Q 2016

15 Barclays CEO Energy-Power Conference | 9/3/14
© 2014 The Williams Companies, Inc. All rights reserved.
Williams.

We make energy happen.®

Proposed ACMP/WPZ Merger Would Create Leading Natural Gas MLP

Expected Benefits **Financial**	
	> Expected 2015 distribution increase of at least 25%[1] above Access Midstream Partners' current guidance of $2.79[1] per unit up more than 40%[1] vs. current 2014 guidance > Expected 2016 distributions of at least 20%[1] above Access Midstream Partners' current 2016 distribution guidance > Best-in-class distribution growth rate of 10-12% through 2017 with strong distribution coverage ratio estimated to be approximately 1.2x in 2015 and at or above 1.1x through 2017 > Expected 2015 adjusted EBITDA of approximately $5 billion > Expected strong BBB investment-grade levels

Expected Benefits **Commercial and Operational**	
	> Creates one of the largest MLPs with leading positions across the three key components of the midstream sector: – Natural Gas Pipelines: Transco, Northwest and Gulfstream represent the nation's premier interstate pipeline system – Natural Gas Gathering and Processing: Large-scale positions in growing natural gas supply areas in major shale and unconventional producing areas – NGL and Petrochemical Services: Unique downstream presence on Gulf Coast and in western Canada provides differentiated long-term growth > Combines the stability of Access Midstream Partners' current contract portfolio with Williams Partners' enhanced long-term growth opportunities and development expertise > Opportunity to further enhance and streamline operations, business-development, commercial and support capabilities > Aligns WPZ and ACMP unitholders > Expected to increase efficiency in capital allocation to growth opportunities

[1]Assumes merger is consummated in 2014. Cash distributions subject to board approval.

Cash distribution coverage ratio and adjusted EBITDA are non-GAAP measures. Reconciliations to the most relevant measures included in GAAP are provided in this presentation.

16 Barclays CEO Energy-Power Conference | 9/3/14
© 2014 The Williams Companies, Inc. All rights reserved.
Williams.

Significant Valuation Re-rating Opportunity

Still Lies Ahead

2014-2016

DISTRIBUTION CAGR

Current

Yield

10%

Median large-cap, diversified coverage ratio is 1.1x

Merged MLP expected to be at or above 1.1x through 2017

8%

KMP WPZ

ETP

EEP

6%

OKS

PAA ACMP2

SEP

4% EPD

Implied re-rating to 2.8%

2%

Pro Forma ACMP / WPZ

0%

0% 5% 10% 15%

Source: Company filings and FactSet as of 8/8/2014

Notes: 1. Based on Wall Street research consensus as of 8/8/2014; 2. ACMP is not included in the regression line; 3. Peer group includes large cap diversified midstream MLPs

17 Barclays CEO Energy-Power Conference | 9/3/14

© 2014 The Williams Companies, Inc. All rights reserved.

We make energy happen.®

Expect >$25 Billion in WPZ Committed Plus Potential Capital Projects 2014-19; Additional $4 Billion of 2014-16 Growth Capex at ACMP

WMB projects expected to be dropped down to WPZ in late 2014 to early 2015

TARGET IN-SERVICE DATES FOR VISIBLE GROWTH PROJECTS

2014	2015	2016	2017	2017+
> Geismar Expansion	> Constitution Pipeline[1]	> Gunflint	> Atlantic Sunrise	> Northeast G&P
> Gulfstar One	> Leidy SE	> Northeast G&P	> Dalton Lateral	> Sabal Trail ownership option
> Keathley Canyon Connector	> Virginia Southside	> Parachute Plant Expansion	> Hillabee Phase 1	> Transco – numerous other expansions
> NE: Frac II	> Kodiak		> Northeast G&P	> Gulfstar FPS and pipelines – U.S., PEMEX
> NE: Oak Grove TXP I	> Northeast G&P		> Gulf Trace	> Gulf of Mexico – other oil-driven services
> NE: ethane line & de-ethanizer	> Mobile Bay South III		> Garden State (new)	> Pacific Connector & other NWP projects
> NE: Other facilities	> CNRL Offgas Processing (WMB/WPZ)			> Canadian PDH 1&2 (WMB)
> Rockaway Lateral	> Gulf Coast Petchem Services (WMB)			> Syncrude Offgas Processing (WMB)
				> Geismar 2 (WMB)

Plus $4 billion[2] ACMP Growth Capex

In progress
Potential/under negotiation

1. Constitution Pipeline expected in-service date range is late 2015 to 2016.
2. ACMP growth capex range is $3.675 billion to $4.075 billion.

18 Barclays CEO Energy-Power Conference | 9/3/14

© 2014 The Williams Companies, Inc. All rights reserved.

Williams.

Williams Well Positioned to Participate in Once-in-a-generation Industry Supercycle

WMB now one of the largest publicly traded GP holding companies with control of both WPZ and ACMP

Right long-term strategy at the right time

Ideally positioned assets, sustainable competitive positions

Market dynamics shifting to tailwinds

Hard-wired focus on safe, reliable operations and project execution

Nearly $30 billion of potential growth – disciplined capital allocation

Strong leadership in place to capture the value opportunity

All the Right Ingredients to

Deliver Sustained Value Growth

19 Barclays CEO Energy-Power Conference | 9/3/14

© 2014 The Williams Companies, Inc. All rights reserved.

Non-GAAP Disclaimer

Non-GAAP Disclaimer

This presentation includes combined adjusted EBITDA for Williams Partners and Access Midstream Partners for 2015 and cash distribution coverage ratio, which are non-GAAP financial measures as defined under the rules of the SEC.

For Williams Partners L.P. we define adjusted EBITDA as net income (loss) attributable to partnership before income tax expense, net interest expense, depreciation and amortization expense, equity earnings from investments and allowance for equity funds used during construction, adjusted for equity investments cash distributions to partnership and certain other items management believes affect the comparability of operating results.

Access Midstream Partners defines adjusted EBITDA as net income (loss) before income tax expense, interest expense, depreciation and amortization expense and certain other items management believes affect the comparability of operating results.

For Williams Partners L.P. we also calculate the ratio of distributable cash flow to the total cash distributed (cash distribution coverage ratio). This measure reflects the amount of distributable cash flow relative to our cash distribution. We define distributable cash flow as net income plus depreciation and amortization and cash distributions from our equity investments less our earnings from our equity investments, income attributable to noncontrolling interests and maintenance capital expenditures. We also adjust for payments and/or reimbursements under omnibus agreements with Williams and certain other items.

This presentation is accompanied by a reconciliation of adjusted EBITDA to its nearest GAAP financial measure. Management uses this financial measure because it is an accepted financial indicator used by investors to compare company performance. In addition, management believes that this measure provides investors an enhanced perspective of the operating performance of the partnership’s assets and the cash that the business is generating. Adjusted EBITDA is not intended to represent cash flows for the period, nor is it presented as an alternative to net income or cash flow from operations. It should not be considered in isolation or as substitutes for a measure of performance prepared in accordance with United States generally accepted accounting principles

21 Barclays CEO Energy-Power Conference | 9/3/14

© 2014 The Williams Companies, Inc. All rights reserved.

Net Income After Tax Reconciliation to 2015 Adjusted EBITDA

Williams Access

Partners Midstream Combined*

Low High Low High Low High

Net income after tax attributable to partnership $1,755 $2,105 $ 470 $ 645

Net interest expense 645 665 225 175

Income tax expense 45 55 5 5

Equity earnings from investments(310)(340) —

Equity investments cash distributions to partnership 360 400 —

Depreciation & amortization (DD&A) 1,010 1,060 550 525

Equity allowance for funds used during construction(90)(100) —

Adjusted EBITDA attributable to partnership $3,415 $3,845 $ 1,250 $1,350 $4,665 $ 5,195

22 Barclays CEO Energy-Power Conference | 9/3/14

© 2014 The Williams Companies, Inc. All rights reserved.